                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                  (Rule 13d-1)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 4)1/

                              EXCO RESOURCES, INC.

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                                (Name of Issuer)

                                  Common Stock

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                         (Title of Class of Securities)

                                    269279204

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                                 (CUSIP Number)

                             John F. Hartigan, Esq.
                           Morgan, Lewis & Bockius LLP
                             300 South Grand Avenue
                           Los Angeles, CA 90071-3132
                                 (213) 612-2630

                                 with a copy to:
                             Michael D. Weiner, Esq.
                              Ares Management, L.P.
                            1999 Avenue of the Stars
                                   Suite 1900
                              Los Angeles, CA 90067
                                 (310) 201-4100

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 20, 2001

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             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------                                -----------------------

CUSIP No. 269279204                13D                  Page  2   of  10 Pages
          ---------                                           --      --
-------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      Ares Leveraged Investment Fund, L.P.
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     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                        (b) |_|
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     3        SEC USE ONLY
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     4        SOURCE OF FUNDS*
                   WC
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     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                          [ ]
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     6        CITIZENSHIP OR PLACE OF ORGANIZATION
                      Delaware
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                         7        SOLE VOTING POWER
  NUMBER OF                           0 shares
   SHARES
BENEFICIALLY           -------------------------------------------------------
  OWNED BY               8        SHARED VOTING POWER
    EACH
 REPORTING                            261,246 shares**
PERSON WITH            -------------------------------------------------------
                         9        SOLE DISPOSITIVE POWER
                                      0 shares
                       -------------------------------------------------------
                        10        SHARED DISPOSITIVE POWER
                                      261,246 shares**
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    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                261,246 shares**
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    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                                                                            |X|
              CERTAIN SHARES*
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    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       3.7%
--------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON*
                       PN
--------------------------------------------------------------------------------
** Does not include shares beneficially held by an affiliated investment fund, for which shares Ares Leveraged Investment Fund, L.P. disclaims beneficial ownership. See Item 5(a) to this Schedule 13D.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 269279204                 13D                 Page  3   of  10  Pages
          ---------                                           --      --
-------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                       Ares Management, L.P.
-------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)|X|
                                                                         (b)|_|
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     3        SEC USE ONLY
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     4        SOURCE OF FUNDS*
-------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                        [   ]
                   WC
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
-------------------------------------------------------------------------------
                     7        SOLE VOTING POWER
      NUMBER OF                   0 shares of Common Stock
       SHARES        ----------------------------------------------------------
    BENEFICIALLY      8     SHARED VOTING POWER
      OWNED BY
        EACH                      261,246 shares**
      REPORTING      ----------------------------------------------------------
     PERSON WITH      9     SOLE DISPOSITIVE POWER
                                  0 shares of Common Stock
                     ----------------------------------------------------------
                     10     SHARED DISPOSITIVE POWER

                                  261,246 shares**
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  261,246 shares**
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                           |X|
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  3.7%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*
                  PN
-------------------------------------------------------------------------------

** Does not include shares beneficially held by an affiliated investment fund, for which shares Ares Management, L.P. disclaims beneficial ownership. See
     Item 5(a) to this Schedule 13D.


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 269279204                   13D               Page  4   of  10  Pages
          ---------                                           --      --
-------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                       Ares Leveraged Investment Fund II, L.P.
-------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                        (b) |_|
-------------------------------------------------------------------------------
     3        SEC USE ONLY
-------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                  WC
-------------------------------------------------------------------------------

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                        [   ]
-------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                            Delaware
-------------------------------------------------------------------------------
                          7     SOLE VOTING POWER
      NUMBER OF                    0 shares
       SHARES            ------------------------------------------------------
    BENEFICIALLY
      OWNED BY            8     SHARED VOTING POWER
        EACH                        606,245 shares**
      REPORTING          ------------------------------------------------------
     PERSON WITH          9     SOLE DISPOSITIVE POWER
                                    0 shares
                       ------- ------------------------------------------------
                         10    SHARED DISPOSITIVE POWER
                                    606,245 shares**
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                606,245 shares**
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                                                                            |X|
              CERTAIN SHARES*
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       8.5%

-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*
                       PN
-------------------------------------------------------------------------------
** Does not include shares beneficially held by an affiliated investment fund, for which shares Ares Leveraged Investment Fund II, L.P. disclaims beneficial ownership. See Item 5(a) to this Schedule 13D.


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 269279204                    13D              Page  5   of  10  Pages
          ---------                                           --      --
-------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                       Ares Management II, L.P.
-------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                        (b) |_|

-------------------------------------------------------------------------------
     3        SEC USE ONLY
-------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                  WC
-------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                         [  ]
-------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware
-------------------------------------------------------------------------------
                         7     SOLE VOTING POWER

      NUMBER OF                    0 shares
       SHARES            ------------------------------------------------------
    BENEFICIALLY         8      SHARED VOTING POWER
      OWNED BY                     606,245 shares**
        EACH             ------------------------------------------------------
      REPORTING          9      SOLE DISPOSITIVE POWER
     PERSON WITH                   0 shares
                       --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                   606,245 shares**
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         606,245 shares**
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                                                                            |X|
              CERTAIN SHARES*
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         8.5%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*
                         PN
-------------------------------------------------------------------------------
** Does not include shares beneficially held by an affiliated investment fund, for which shares Ares Management II, L.P. disclaims beneficial ownership. See Item 5(a) to this Schedule 13D.


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                        STATEMENT PURSUANT TO RULE 13d-1

                                     OF THE

                          GENERAL RULES AND REGULATIONS

                                    UNDER THE

                   SECURITIES EXCHANGE ACT OR 1934, AS AMENDED
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     This Amendment No. 4 further amends Item 3, Item 4, Item 5 and Item 7 to the Statement on Schedule 13D filed by Ares Leveraged Investment Fund, L.P., a Delaware limited partnership, Ares Management, L.P., a Delaware limited partnership, Ares Leveraged Investment Fund II, L.P., a Delaware limited partnership, and Ares Management II, L.P., a Delaware limited partnership, with the Securities Exchange Commission on August 24, 1998, as amended on October 29, 1998, January 30, 2001 and June 15, 2001, with respect to the Common Stock, par value $.01 per share ("Common Stock"), of EXCO Resources, Inc., a Delaware
                       ------------
corporation ("EXCO"). ALIF, ALIF II, Management and Management II are referred
              ----
to collectively as the "Reporting Persons."

Item 3.  Source and Amount of Funds or Other Consideration.
-------  -------------------------------------------------

     Item 3 is hereby amended by adding the following paragraph at the end thereof:

     ALIF has purchased an aggregate of 100,000 shares of 5% convertible preferred stock of EXCO, which is immediately convertible into Common Stock of EXCO, through the exercise of certain rights, as discussed in Item 4 below. The aggregate purchase price for this transaction was $2,100,000. The purchase was financed with cash on hand in the ordinary course of business. In addition, ALIF II has purchased an aggregate of 225,000 shares of 5% convertible preferred stock of EXCO, which is immediately convertible into Common Stock of EXCO, through the exercise of certain rights, as discussed in Item 4 below. The aggregate purchase price for this transaction was $4,725,000. The purchase was financed with cash on hand in the ordinary course of business.

Item 4.  Purpose of the Transaction.

     Item 4 is hereby amended by adding the following paragraph immediately prior to the last paragraph thereof:

     On May 22, 2001, EXCO granted to its holders of Common Stock as of May 22, 2001 a right (each, a "Right") to purchase one share of its 5% convertible
                       -----
preferred stock ("Convertible Preferred") for each share of Common Stock of EXCO
                  ---------------------
held on that date for $21.00 per share. Each holder who fully exercised his Rights was also entitled to purchase additional shares of Convertible Preferred. Each share of Convertible Preferred is immediately convertible into one share of Common Stock of EXCO. On June 19, 2001, ALIF sold 30,000 of its unexercised Rights for $.03 per Right. On June 20, 2001, ALIF exercised certain of its Rights to purchase 100,000 shares of Convertible Preferred. Also on June 20, 2001, ALIF II exercised certain of its Rights to purchase 225,000 shares of Convertible Preferred.

Item 5.  Interest in Securities of the Issuer.
-------  ------------------------------------

     Item 5 is hereby amended and restated to read as follows:

     (a) ALIF directly beneficially owns 261,246 shares of Common Stock, including 100,000 shares of Common Stock which may be acquired upon exercise of the Convertible Preferred, representing 3.7% of the total shares of Common Stock outstanding. Management indirectly beneficially owns the 261,246 shares of Common Stock directly beneficially owned by ALIF, representing 3.7% of the total shares of Common Stock outstanding. ALIF II and Management II each disclaim beneficial ownership of shares of Common Stock of EXCO directly beneficially owned by ALIF. ALIF II directly beneficially owns 606,245 shares of Common Stock, including 225,000 shares of Common Stock which may be acquired upon exercise of the Convertible Preferred, representing 8.5% of the total shares of Common Stock outstanding. Management II indirectly beneficially owns the 606,245 shares of Common Stock directly beneficially owned by ALIF II, representing 8.5% of the total shares of Common Stock outstanding. ALIF and Management each disclaim beneficial ownership of shares of Common Stock of EXCO directly beneficially owned by ALIF II.

     (b) See the information contained on the cover pages to this Schedule 13D which is incorporated herein by reference.

     (c) In addition to those transactions disclosed in Item 4 to this Schedule 13D, the following is a list of reportable transactions with respect to the Common Stock of EXCO within the last 60 days by the Reporting Persons:

      1. ALIF sold 25,000 shares of Common Stock on the open market for $21 per share on May 22, 2001.

      2. ALIF sold 30,000 shares of Common Stock on the open market for $20 per share on June 6, 2001.

      3. ALIF II sold 15,000 shares of Common Stock on the open market for $20 per share on June 6, 2001.

      4. ALIF sold 40,000 shares of Common Stock on the open market for $19.50 per share on June 14, 2001.

      5. ALIF II sold 60,000 shares of Common Stock on the open market for $19.50 per share on June 14, 2001.

      (d)  Not applicable.

      (e)  Not applicable.

Item 7.  Material to be Filed as Exhibits.
-------  --------------------------------

     Item 7 is hereby amended and restated to read as follows:

Exhibit 1 -- Joint Filing Agreement among Ares Leveraged Investment Fund, L.P.,
             Ares Management, L.P., Ares Leveraged Investment Fund II, L.P. and Ares Management II, L.P.

                                    SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  July 2, 2001

                           ARES LEVERAGED INVESTMENT FUND, L.P.

                                By:   Ares Management, L.P.,
                                      its Managing General Partner

                                By:  /s/ Michael D. Weiner
                                     ----------------------------
                                      Name:  Michael D. Weiner
                                      Title:    Vice President

                           ARES MANAGEMENT, L.P.

                                By:  /s/ Michael D. Weiner
                                     ----------------------------
                                      Name:  Michael D. Weiner
                                      Title:    Vice President

                           ARES LEVERAGED INVESTMENT FUND II, L.P.

                                By:   Ares Management II, L.P.,
                                      its Managing General Partner

                                By:  /s/ Michael D. Weiner
                                     ----------------------------
                                      Name:  Michael D. Weiner
                                      Title:    Vice President

                           ARES MANAGEMENT II, L.P.

                                By:  /s/  Michael D. Weiner
                                     ----------------------------
                                      Name:  Michael D. Weiner
                                      Title:    Vice President

                                  EXHIBIT INDEX
                                  -------------

                                                                      Sequential
Exhibit No.                                                        Numbered Page
-----------                                                        -------------
                                                                         11
Exhibit 1         --       Joint Filing Agreement among
                           Ares Leveraged Investment
                           Fund, L.P., Ares Management,
                           L.P., Ares Leveraged
                           Investment Fund II, L.P., and Ares
                           Management II, L.P.